UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 6)

                            U S INDUSTRIAL SERVICES, INC.
                           -------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                            ------------------------------
                            (Title of Class of Securities)


                                     90332T 10 6
                                 -------------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                                       Chairman
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000
           ----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  NOVEMBER 30, 1998
                     --------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          ------------------------
          CUSIP No.  90332T 10 6
                   --------------
          ------------------------

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    American Eco Corporation
                    EIN: 52-1742490
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                    (b) [ ]
          -----------------------------------------------------------------
          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS

                    OO
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ontario, Canada
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER

          SHARES                  7,175,858
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY                -0-
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING               7,175,858
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                  -0-
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         7,175,858
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                      [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        81.9%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                        CO
          -----------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of U S Industrial Services, Inc., a Delaware corporation (the
          "Company"). The Company's principal executive offices are located at 54 Stiles Road, Salem, New Hampshire 03079.

                    Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 6 amends the Schedule 13D for an event of February 1, 1996, as amended by Amendment No. 1 for an event of June 30, 1996, by Amendment No. 2 for an event of November 7, 1996, by Amendment No. 3 for an event of December 22, 1997, by Amendment No. 4 for an event of July 14, 1998 and by Amendment No. 5 for an event of July 24, 1998 (the "Statement"), filed by American Eco Corporation, an Ontario corporation ("American Eco"), with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    In Amendment No. 5 to this Statement, American Eco disclosed that on July 24, 1998, pursuant to a Letter Agreement dated July 16, 1998, American Eco sold certain convertible promissory notes (the "Company Notes") of the Company, which consisted of outstanding principal and interest in the aggregate amount of $17,900,000 as of July 14, 1998, to USIS Acquisition LLC, a Delaware limited liability company ("USIS"), for $5,000,000 in cash and for a secured promissory note (the "USIS Note") in the principal amount of $12,900,000 dated July 16, 1998 from USIS. The USIS Note was payable on January 29, 1999, together with interest thereon at the rate of 10% per annum, and secured by the pledge of 5,295,858 shares (the "Shares") of the Company's Common Stock. USIS had received the Shares upon the conversion of the Company Notes pursuant to the terms thereof and agreed to pledge any additional shares it may acquire pursuant to a Stock Pledge Agreement, dated July 24, 1998.

                    On November 20, 1998, USIS tendered notice (the "Notice") to American Eco that USIS would be unable to meet the January 1999 payment under the terms of the USIS Note. As of November 30, 1998, American Eco agreed to take, pursuant to the Notice, the Shares in exchange for the discharge of any indebtedness owed by USIS to American Eco under the USIS Note.

                    On December 22, 1997, American Eco had granted to a third party an option to purchase 880,000 shares of the Company's Common Stock exercisable through December 21, 1998. The option expired unexercised.

                    American Eco, in resuming a controlling position in the Company, will review the prospects for developing and expanding the Company's operation, for acquiring business segments for the Company and for disposing of its interest in the Company or seeking stockholder approval of a sale of or merger by the Company. American Eco's decision as to the future course of the Company will depend upon several factors, including the prospects of the Company, the prospects offered to the Company, other activities then engaged in by American Eco, general market and economic conditions, and other factors then deemed relevant.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of December 31, 1998, American Eco was the beneficial owner of 7,175,858 shares of the Company's Common Stock, which constituted 81.9% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based on 8,763,978 shares of Common Stock which are estimated to be outstanding after conversion by USIS of the Notes on July 24, 1998.

                    (b) American Eco possesses the sole power to dispose of and to vote 7,175,858 shares of Common Stock.

                    (c)  None except as disclosed in Item 3.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    10. Notice, dated November 20, 1998, from USIS to American Eco.

                                      SIGNATURE
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             AMERICAN ECO CORPORATION


          Date:  December 30, 1998           By: /s/ Michael E. McGinnis
                                                --------------------------
                                                Michael E. McGinnis,
                                                President

                                    Exhibit Index
                                    -------------

          Exhibit             Description
          -------             -----------

          10                  Notice, dated November 20, 1998, from USIS to
                              American Eco.